Exhibit 3.37

ARTICLES OF INCORPORATION

OF

INNOVATIONS-SUCCESSFUL SALON SERVICES

I

        The name of this corporation is INNOVATIONS-SUCCESSFUL SALON SERVICES

II

        The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

        The name and address in the State of California of this corporation's initial agent for service of process is:

SAM LICURSI
C/O INNOVATIONS-SUCCESSFUL
SALON SERVICES
9019 OSO AVENUE SUITE B
CHATSWORTH, CA 91311

IV

        This corporation is authorized to issue only one class of shares of stock, designated "common stock"; and the total number of shares which this corporation is authorized to issue is: 100,000 with no par value per share.

V

        The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

        The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) for breach of duty to the corporation and shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the California Corporations Code.

Dated: December 14, 1989

/s/ Karen Chok KAREN CHOK, Incorporator